EXHIBIT 99.1

TransAlta to Acquire Heartland Generation from Energy Capital Partners at a Reduced Price of $542 Million

CALGARY, Alberta, Nov. 14, 2024 (GLOBE NEWSWIRE) --

Highlights

  TransAlta and ECP have agreed to an $80 million purchase price reduction to reflect two required asset divestitures representing 97 MW (net ownership)
  Transaction revalued at approximately $542 million, inclusive of the assumption of $232 million of low-cost debt, and subject to a further favourable economic adjustment of approximately $80 million, reflecting the economic benefit of the Heartland business arising since the effective date of the transaction of October 31, 2023, prior to working capital adjustments
  Heartland portfolio valued at a net price of approximately $270 per kilowatt, with an expected EBITDA multiple1 of approximately 5.4 times
  Highly accretive to free cash flow, with an attractive cash yield upon closing underpinned by approximately 60% of revenues contracted with a weighted-average remaining life of 15 years
  Corporate pre-tax synergies of approximately $20 million per annum
  Transaction to add 1,747 MW (net interest) of complementary capacity, including contracted cogeneration and peaking generation, legacy gas-fired thermal generation, transmission capacity, and potential hydrogen development opportunities, all of which will be critical to support reliability in the Alberta electricity market
  Enhances and further diversifies TransAlta’s competitive portfolio in the highly dynamic and shifting electricity landscape in Alberta

TransAlta Corporation (TSX: TA; NYSE: TAC) ("TransAlta" or "Company") announced today that it has entered into an amending agreement to the share purchase agreement (the "Amending Agreement") with an affiliate of Energy Capital Partners ("ECP"), the parent of Heartland Generation Ltd. and Alberta Power (2000) Ltd. (collectively, "Heartland"), relating to the previously announced acquisition of Heartland and its business operations by TransAlta (the "Transaction"). In order to meet the requirements of the federal Competition Bureau ("Bureau"), TransAlta has also entered into a consent agreement with the Commissioner of Competition pursuant to which TransAlta has agreed to divest Heartland's Poplar Hill and Rainbow Lake assets following closing of the Transaction (the "Divestitures"). Closing of the Transaction is expected to occur on or before December 4, 2024.

In consideration of the Divestitures, TransAlta and ECP have agreed to a purchase price reduction of $80 million for the Transaction. ECP will be entitled to receive the proceeds from the sale of Poplar Hill and Rainbow Lake, net of certain adjustments following completion of the Divestitures. The revised transaction price of $542 million will be further reduced by approximately $80 million following closing of the Transaction, to reflect the economic benefit of the Heartland business arising since October 31, 2023, which is payable to TransAlta, consistent with the terms of the original share purchase agreement. The net cash payment for the Transaction, before working capital adjustments, is estimated at $230 million, and will be funded through a combination of cash on hand and draws on its credit facilities.

“We are pleased to be able to move forward with the Heartland acquisition in the coming weeks, and to incorporate Heartland's complementary assets within our Alberta portfolio. Consistent with our original investment thesis, the Alberta market will increasingly require low-cost, flexible and fast-responding generation to support grid reliability over the coming years. The transaction supports our competitive position in Alberta by ensuring we maintain a robust and diversified portfolio, which together with our energy marketing capabilities, complements and supports Alberta's electricity grid. The Heartland portfolio will contribute meaningful cash flows with significant value from our corporate synergies, even with the planned asset divestitures," said John Kousinioris, President and Chief Executive Officer of TransAlta.

Heartland owns and operates generation assets consisting of 507 MW of cogeneration, 387 MW of contracted and merchant peaking generation, 950 MW of natural gas-fired thermal generation, transmission capacity and a development pipeline that includes the 400 MW Battle River Carbon Hub.

Investment Highlights

The transaction is strategically attractive to TransAlta and provides the following benefits:

  Expands Flexible Generation Capabilities: Augments and diversifies TransAlta’s portfolio in Alberta's current energy-only market by expanding its flexible, fast-ramping capacity and marketing capabilities to enhance our ability to respond to changing market conditions stemming from the intermittency of increasing renewable generation.
  Maintains Attractive Transaction Metrics: The acquisition is highly accretive to free cash flow with an attractive multiple and strong cash yield. The Transaction, net of economic adjustment, values the portfolio of assets at approximately $270 per kilowatt, well below the replacement cost of current and other forms of reliable generation, providing a low-cost expansion of our ability to deliver reliable generation to the market demands of Alberta.
  Delivers Highly Contracted Cash Flow: Post-closing, the assets are expected to add approximately $85 to $90 million of average annual EBITDA2 after factoring synergies and the divestitures of Poplar Hill and Rainbow Lake. Approximately 60 per cent of revenues are under contract with high creditworthy counterparties which have a weighted-average remaining contract life of 15 years.
  Near-term Synergies: TransAlta will continue to leverage corporate costs within our existing business which will provide estimated corporate pre-tax synergies of approximately $20 million per annum. In addition, the combined portfolio will enable the Company to further optimize operations and supply chains through scale to achieve additional synergies.
  Builds On Regional Expertise: The Company is well positioned to deliver significant value through our deep technical and local operational experience which, together with our 113-year history in Alberta, will ensure continuing safe and reliable generation in a dynamic and evolving landscape.

1 Expected EBITDA multiple is a metric calculated by dividing expected capital expenditures by average annual EBITDA. Readers are cautioned that our method for calculating expected EBITDA multiple may differ from methods used by other entities. Therefore, it may not be comparable to similar measures presented by other entities.

2 Average annual EBITDA is not defined and has no standardized meaning under IFRS. It is a forward-looking non-IFRS measure that is used to show the average annual adjusted EBITDA that is expected to generate following completion of the Transaction. It is unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, as an alternative to, or more meaningful than, our IFRS results. Please refer to the “Additional IFRS Measures and Non-IFRS Measures” section of our management’s discussion and analysis for the three and nine months ended September 30, 2024 (“MD&A”) for more information about the non-IFRS measures we use, including a reconciliation of adjusted EBITDA to Earnings before income tax, the most directly comparable IFRS measure, which section of the MD&A is incorporated by reference herein. The MD&A can be found on SEDAR+ (www.sedarplus.ca) under TransAlta’s profile.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with affordable, energy efficient and reliable power. Today, TransAlta is one of Canada’s largest producers of wind power and Alberta’s largest producer of hydroelectric power. For over 113 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and the Future-Fit Business Benchmark, which also define sustainable goals for businesses. Our reporting on climate change management has been guided by the International Financial Reporting Standards (IFRS) S2 Climate-related Disclosures Standard and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 66 per cent reduction in GHG emissions or 21.3 million tonnes CO2e since 2015 and received an upgraded MSCI ESG rating of AA.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-Looking Information

This news release contains "forward-looking information", within the meaning of applicable Canadian securities laws, and "forward-looking statements", within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "will", "would", "anticipates", "develop", "continue", "estimate", and similar expressions suggesting future events or future performance. In particular, this news release contains, without limitation, statements pertaining to: TransAlta's acquisition of Heartland; the anticipated benefits arising from such transaction, including that the transaction will be accretive to free cash flow and cash yield, that Heartland's assets will be supportive to grid reliability; the amount of pre-tax synergies; the acquisition EBITDA multiple of 5.4 times; the expected addition of $85 to $90 million of average annual EBITDA; the expected closing date and the 400 MW Battle River Carbon Hub opportunity, including the project's continued development. These forward-looking statements are not historical facts but are based on TransAlta’s belief and assumptions based on information available at the time the assumptions were made, including, but not limited to the following material assumptions: that there are no significant applicable laws and regulations beyond those that have already been announced; that there are no significant changes to the integrity and reliability of our assets; that the timing, capital costs and material attributes of, and annual EBITDA, free cash flow and cash yield generated from the Heartland portfolio are consistent with current expectations; the political and regulatory environments; the price of power in Alberta; and the condition of the financial markets not changing significantly. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: operational risks involving Heartland's facilities; changes in market power and gas prices in Alberta; supply chain disruptions impacting major maintenance and growth projects; failure to obtain necessary regulatory approvals in a timely fashion, or at all; inability to economically or technologically advance the Battle River Carbon Hub Project to final investment decision or commercial operation; any loss of value in the Heartland portfolio during the interim period prior to closing; cybersecurity breaches; negative impacts to our credit ratings; legislative or regulatory developments and their impacts; increasingly stringent environmental requirements and their impacts; increased competition; global capital markets activity (including our ability to access financing at a reasonable cost or at all); changes in prevailing interest rates, currency exchange rates and inflation levels; armed hostilities; general economic conditions in the geographic areas in which TransAlta operates; and other risks and uncertainties discussed in the Company's materials filed with the securities regulatory authorities from time to time and as also set forth in the Company's MD&A and Annual Information Form for the year ended December 31, 2023. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta’s expectations only as of the date of this news release. The purpose of the financial outlooks contained in this news release are to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes and is given as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

For more information:

Investor Inquiries:	Media Inquiries:
Phone: 1-800-387-3598 in Canada and U.S.	Phone: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com